Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of      November 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive office
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: November 7, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, November 7, 2006 Page 1 of 1

Extraordinary Shareholders’ Meeting in Electrolux
Electrolux will hold an Extraordinary Shareholders’ Meeting on December 12, 2006 to decide on redemption of shares.
As previously announced, the Electrolux Board of Directors proposes that an Extraordinary Shareholders’ Meeting authorize redemption of shares at SEK 20 per share, corresponding to a cash dividend of approximately SEK 5,600m to Electrolux shareholders. The proposal involves splitting each A- and B-share in Electrolux into an Electrolux A- or B-share and a redeemable share. The redeemable share will be automatically redeemed for SEK 20.
The Extraordinary Shareholders’ Meeting will be held at 17.00 on Tuesday, December 12, 2006 in the Axel Wennergren hall at AB Electrolux, S:t Göransgatan 143 in Stockholm, Sweden. Provided that the proposal of the Board of Directors is approved by the meeting, payment of the redemption amount is expected to be made in the end of January 2007. Notice of the meeting with additional information will be published in mid-November.
About the Electrolux Group Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees. For more information, visit http://www.electrolux.com/ir.